CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[***].”

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549

Attention:	Jan Woo, Legal Branch Chief
Jeff Kauten, Attorney-Advisor
Stephen Krikorian, Accounting Branch Chief
Laura Veator, Staff Accountant

Re:	Smartsheet Inc.
Registration Statement on Form S-1
File No. 333-223914
Ladies and Gentlemen:
On behalf of Smartsheet Inc. (the “Company”), and in connection with the above-referenced Registration Statement on Form S-1 originally confidentially submitted by the Company with the Securities and Exchange Commission (the “Commission”) on December 22, 2017 (in the form filed with the Commission on March 26, 2018, the “Registration Statement”), we submit this letter to the staff of the Commission (the “Staff”) in order to provide certain supplemental information to enable the Staff to complete its review of the Company’s equity awards pricing and fair value determinations. For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.
Confidential Treatment Request
Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.
Preliminary IPO Price Range
We advise the Staff that the Company currently anticipates that it will include a price range in its preliminary prospectus for the proposed offering that will be between $[***] and $[***] per share (the “Preliminary

CONFIDENTIAL TREATMENT REQUESTED BY SMARTSHEET INC.
SMARTSHEET-1

Securities and Exchange Commission
Division of Corporation Finance
April 9, 2018

Price Range”). The Company also notes that the actual price range included in the preliminary prospectus (the “Bona Fide Price Range”) is expected to fall within the Preliminary Price Range and will be narrowed in advance of such inclusion such that it will not vary by more than $2.00 from the low end to the high end. The Preliminary Price Range has been determined based, in part, upon current market conditions and input received from the lead underwriters on the proposed offering, including discussions that took place on March 28, 2018 between senior management of the Company and representatives of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, the lead underwriters. The parameters of the Bona Fide Price Range that will be included in the preliminary prospectus will be subject to then-current market conditions and continuing discussions with the lead underwriters, as well as further business developments impacting the Company.
Prior to March 28, 2018, the Company had not held formal discussions with the underwriters regarding a price range for the initial public offering. The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock (“Common Stock”) and assumes a successful initial public offering as of March 28, 2018 with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold to a third party.
The Company expects to include the Bona Fide Price Range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s public marketing process, which it anticipates could commence as soon as April 16, 2018.
Pending Equity Awards
We also supplementally advise you that the Company intends to grant (a) options to purchase an aggregate of 536,500 shares of Common Stock to recently hired employees on the date of the pricing of the proposed offering with a per share exercise price equal to the per share price to the public for the offering, and (b) restricted stock units (“RSUs”) to certain members of its board of directors (the “Board”), with each such grant of RSUs equal to that number of shares equal to $150,000 divided by the per share price to the public for the offering.
Fair Value Determinations
Given the absence of an active market for the Common Stock, the Board was required to estimate the fair value of the Common Stock at the time of each equity-based award based upon several factors, including the Board’s consideration of input from management and contemporaneous third-party valuations.
In valuing the Common Stock, the Board determined the enterprise value of the Company using valuation methods they deemed appropriate under the circumstances applicable at the valuation date. One method that was utilized, the market approach, estimates value based on a comparison of the Company to comparable public companies in a similar line of business. The Company’s peer group of companies were public enterprise cloud-based application providers that are similar to the Company in or more of the following characteristics: size, stage of life cycle, and financial leverage. From the comparable companies, a representative market value multiple was determined which was applied to the Company’s operating results

CONFIDENTIAL TREATMENT REQUESTED BY SMARTSHEET INC.
SMARTSHEET-2

Securities and Exchange Commission
Division of Corporation Finance
April 9, 2018

to estimate the value of the Company. The market value multiple was determined based on consideration of revenue multiples to each of the comparable companies’ last 12-month revenue. Another method, the prior sale of stock approach, estimates value by considering any prior arm’s length sales of the Company’s equity. When considering prior sales of the Company’s equity, the valuation considers the size of the equity sale, the relationship of the parties involved in the transaction, the timing of the equity sale, and the Company’s financial condition at the time of the sale.
Once an enterprise value was determined, the Company used one of the following methods to allocate such value to each of its classes of stock: (1) the option pricing method (“OPM”); or (2) a probability weighted expected return method (“PWERM”). The OPM treats common stock and preferred stock as call options on a business, with exercise prices based on the liquidation preference of the preferred stock. Therefore, the common stock only has value if the funds available for distribution to the holders of common stock exceed the value of the liquidation preference of the preferred stock at the time of a liquidity event, such as a merger, sale, or initial public offering, assuming the business has funds available to make a liquidation preference meaningful and collectible by shareholders. The common stock is modeled as a call option with a claim on the business at an exercise price equal to the remaining value immediately after the preferred stock is liquidated. The OPM uses the Black-Scholes option pricing model to price the call option.
The PWERM employs various market approach calculations depending upon the likelihood of various liquidation scenarios. For each of the various scenarios, an enterprise value is estimated and the rights and preferences for each shareholder class are considered to allocate the enterprise value to common shares. The common stock value is then multiplied by a discount factor reflecting the calculated discount rate and the timing of the event. The resulting common stock value is then multiplied by an estimated probability for each scenario. The probability and timing of each scenario are based on discussions between the Board and management. The estimated per share value of the common stock derived from the PWERM is then discounted by a non-marketability factor due to the fact that shareholders of private companies do not have access to trading markets similar to those enjoyed by shareholders of public companies, which impacts liquidity.
A summary of the Company’s stock option grants and the associated valuations for the period starting February 1, 2017 through the date of this letter are below:

Date of Grant	Number of Shares Subject to Stock Options Granted	Exercise Price Per Share	Deemed Accounting Value	Valuation Report Date
March 16, 2017	1,762,500	$3.73	$3.73	As of January 31, 2017
May 31, 2017	41,405	$0.71 - $1.38	$5.28	As of June 30, 2017
August 8, 2017	1,523,000	$5.28	$5.28	As of June 30, 2017
September 7, 2017	226,250	$5.28	$5.28	As of June 30, 2017
October 11, 2017	360,000	$5.28	$5.28	As of June 30, 2017
October 13, 2017	130,000	$5.28	$5.28	As of June 30, 2017
December 5, 2017	361,000	$7.40	$7.40	As of October 31, 2017
January 29, 2018**	320,000	$7.40	$9.45	As of October 31, 2017
March 5, 2018	2,903,920	$9.53	$9.53	As of January 31, 2018
March 21, 2018	676,500	$9.53	$9.53	As of January 31, 2018

CONFIDENTIAL TREATMENT REQUESTED BY SMARTSHEET INC.
SMARTSHEET-3

Securities and Exchange Commission
Division of Corporation Finance
April 9, 2018

* Represent discounted awards granted to an employee who inadvertently failed to exercise previously granted options for the same exercise prices per share prior to their expiration. The additional share-based compensation expense for these replacement awards has been reflected in the Company’s financial statements for fiscal year 2018.
** The Company also granted an aggregate of 130,000 restricted stock units on January 29, 2018 in connection with an acquisition.
No single event caused the valuation of the Common Stock to fluctuate. Instead, a combination of Company specific factors and external market factors described below led to the changes in the fair value. For example, total revenue grew from $67.0 million for the fiscal year ended January 31, 2017 to $111.3 million for the year ended January 31, 2018, representing period-over-period total revenue growth of 66%, and the Company expects to continue to grow its business in future periods. In addition, the Company has continued to add senior management personnel, such as a chief financial officer, a senior vice president for worldwide field operations, a senior vice president of product, and a general counsel. The addition of these and other personnel with public company experience increased the likelihood of the Company being in a position to successfully prepare for and complete an initial public offering and enhanced its ability to operate a public company upon completion of the offering. Lastly, the Dow Jones index, S&P 500, and NASDAQ stock market increased by approximately 25%, 19% and 28%, respectively, during 2017, which had a positive impact on the Company’s fair value determinations during that period.
January 2017 Valuation Report
The fair value determination for the options granted on March 16, 2017 and May 31, 2017 was based in part upon a contemporaneous valuation provided by an independent third-party valuation firm (the “January 2017 Valuation Report”). Enterprise value of the Company was determined by applying a revenue multiple that was based on an overall comparison of margins and growth for a set of guideline public companies relative to those for the Company. Because the Company was at an earlier stage of growth and because it was projected at the time that the Company’s EBITDA margins would worsen in the fiscal year ending January 31, 2018 as the Company invested in infrastructure, a multiple slightly below the median of the guideline public companies was selected. Once the enterprise value of the Company had been determined the OPM allocation method was then utilized to allocate that value among the holders of the various classes of the outstanding securities of the Company, which resulted in an unadjusted per share value of $5.03. The January 2017 Valuation Report then set forth a protective put analysis that was utilized to calculate the 26% discount that was applied to the unadjusted per share value of the Common Stock to account for the substantive control and economic rights enjoyed by the preferred stockholders of the Company that are not enjoyed by holders of the Common Stock as well as the illiquidity of the Common Stock. The January 2017 Valuation Report concluded that the fair value of the Common Stock as of January 31, 2017 was $3.73 per share.
June 2017 Valuation Report
The fair value determination for the options granted on August 8, 2017, September 7, 2017 and October 11, 2017 was based in part upon a contemporaneous valuation provided by an independent third-party valuation firm (the “June 2017 Valuation Report”). Enterprise value of the Company was determined by applying a market approach using an OPM backsolve to determine the enterprise and per share of Common Stock values implied by the pricing of the Company’s then recently completed preferred stock financing as well as the pricing of the third-party tender offer that settled in July 2017, which resulted in an unadjusted per share value of $6.76. This value reflects an increase of $1.48 in the unadjusted per share price from the January 2018 Valuation Report. The June 2017 Valuation Report also calculated the revenue multiples implied by this approach, which further validated the approach, as the implied multiple fell between the 25th percentile and the median multiple of the selected guideline public companies. The June 2017 Valuation Report then set forth a protective put analysis that was utilized to calculate the 22% discount that was applied to the unadjusted per share value of the Common Stock to account for the substantive control and economic rights enjoyed by the preferred stockholders of the Company that are not enjoyed by holders of the Common Stock as well as the illiquidity of the Common Stock. The change in the discount was driven primarily by a reduction in the estimated time horizon to liquidity that was utilized in the calculation. The June 2017

CONFIDENTIAL TREATMENT REQUESTED BY SMARTSHEET INC.
SMARTSHEET-4

Securities and Exchange Commission
Division of Corporation Finance
April 9, 2018

Valuation Report concluded that the fair value of the Common Stock as of June 30, 2017 had risen to $5.28 per share. This value was used to calculate the share-based compensation expense incurred by the Company related to the tender offer for approximately 6.4 million shares of the Company’s outstanding capital stock that was completed in June 2017. The premium over the fair value of the shares of common and convertible preferred stock that was paid by existing investors to current employees and directors, totaling $15.5 million, was recorded as share-based compensation expense during fiscal 2018.
October 2017 Valuation Report
The fair value determination for the options granted on December 5, 2017 and the options and restricted stock units granted on January 29, 2018 was based in part upon a contemporaneous valuation provided by an independent third-party valuation firm (the “October 2017 Valuation Report”). Enterprise value of the Company was determined in two ways. First, a revenue multiple method was used that was based on an overall comparison of margins and growth for a set of guideline public companies relative to those for the Company. Because the Company was at an earlier stage of growth and because of its EBITDA margin profile, a multiple in the 25th percentile of the guideline public companies was selected. Second, because preparations for a possible initial public offering of the Common Stock had begun in earnest and the possibility of completing one could be reasonably estimated at 50%, an estimated IPO valuation was determined based on projected revenue and multiples at IPO, which was then in turn utilized to determine an implied non-IPO value. The estimated enterprise value increased from the June 2017 Valuation Report primarily as a result of the valuation methodologies selected, the performance of the business, the inclusion of an IPO scenario and an increase from prior periods in the market values of the guideline public companies selected. In the non-IPO scenario, the OPM method was used to allocate value among the classes of equity, which resulted in an adjusted per share price of $6.21. The weighted average of this value and the present value per share in the IPO scenario of $9.81 resulted in an overall unadjusted per share value of $8.01. This value reflects an increase of $1.25 in the unadjusted per share price from the January 2018 Valuation Report. The October 2017 Valuation Report then set forth a protective put analysis that was utilized to calculate the 8% discount that was applied to the unadjusted per share value of the Common Stock to account for the substantive control and economic rights enjoyed by the preferred stockholders of the Company that are not enjoyed by holders of the Common Stock as well as the illiquidity of the Common Stock. The change in the discount was driven primarily by a reduction in the estimated time horizon [to liquidity] that was utilized in the calculation. The October 2017 Valuation Report concluded that the fair value of the Common Stock as of June 30, 2017 had risen to $7.40 per share.
January 2018 Valuation Report
The fair value determination for the options granted on March 5, 2018 and March 21, 2018 was based in part upon a contemporaneous valuation provided by an independent third-party valuation firm (the “January 2018 Valuation Report”). A revenue multiple method was used to determine total enterprise value that was based on an overall comparison of margins and growth for a set of guideline public companies relative to those for the Company. The median multiple of the guideline public companies was selected. The estimated enterprise value increased from the October 2017 Valuation Report primarily as a result of the valuation methodology selected, the performance of the business, an increase from prior periods in the market values of the guideline public companies selected and the change to the median multiple. A PWERM allocation methodology was then employed because the likelihood of a successful IPO had increased significantly. The PWERM incorporated an IPO scenario, which was weighted at 70% and a high- and low-case merger or sale scenario, which were each weighted at 15%. The unadjusted per share values from each scenario were $11.49 for the IPO and high-case merger or sale scenarios and $7.85 for the low-case merger or sale scenario. The January 2018 Valuation Report applied a lack of marketability discount to the IPO scenario of 12%, the high-case merger or sale scenario of 12% and the low-case merger or sale scenario of 20%. The January 2018 Valuation

CONFIDENTIAL TREATMENT REQUESTED BY SMARTSHEET INC.
SMARTSHEET-5

Securities and Exchange Commission
Division of Corporation Finance
April 9, 2018

Report concluded that the fair value of the Common Stock as of January 31, 2018 had risen to $9.53 per share.
Preliminary IPO Valuation
The Company does not believe that there is a significant difference between the Preliminary Price Range and the fair value of the Common Stock underlying the options granted in reliance on the fair value set forth in the January 2018 Valuation Report. There is only a [***]% difference between the fair value set forth in the January 2018 Valuation Report and the low end of the Preliminary Range. Furthermore, if the marketability discounts are removed, the fair value per share set forth in the January 2018 Valuation Report would fall within the Preliminary Range. Similarly, the unadjusted (i.e., does not reflect a marketability discount) per share value of the IPO scenario in the January 2018 Valuation Report is within [***] ($[***]) of the midpoint of the Preliminary Price Range ($[***]). The Company notes that the Preliminary Price Range necessarily assumes that the proposed offering will have been consummated in the near term and that a public market for the Common Stock has been created. The Preliminary Price Range, therefore, excludes any marketability or illiquidity discount for the Common Stock and does not give any weighting to a merger or sale of the company (high- or low-case), all of which are factors that were appropriately taken into account and reflected in the fair value determination made in the January 2018 Valuation Report.

CONFIDENTIAL TREATMENT REQUESTED BY SMARTSHEET INC.
SMARTSHEET-6

Securities and Exchange Commission
Division of Corporation Finance
April 9, 2018

*            *            *
Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4559 or, in his absence, Ms. Katherine Duncan at (206) 389-4537.

Sincerely yours,

/s/ James D. Evans

James D. Evans

cc:	Mark P. Mader, Chief Executive Officer
Jennifer Ceran, Chief Financial Officer
Paul Porrini, General Counsel
Smartsheet Inc.

Alan Smith
Katherine Duncan
Fenwick & West LLP

CONFIDENTIAL TREATMENT REQUESTED BY SMARTSHEET INC.
SMARTSHEET-7